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SEC File Number: 001-32634
CUSIP Number: 83171V 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒       Form 10-K        ☐      Form 11-K       ☐       Form 20-F      ☐        Form 10-Q    ☐   Form N-SAR

 For Period Ended: December 31, 2005

☐  Transition Report on Form 10-KSB
☐  Transition Report on Form 20-K
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Entire Form 10-K

PART I - REGISTRANT INFORMATION

Full name of registrant	Smart Online, Inc.
Former name (if applicable):	Not applicable
Address of principal executive office (street and number):
2530 Meridian Parkway
City, state, and zip code	Durham, North Carolina 27713

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K,  Form N-SAR or form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As noted in Smart Online’s  (the “Company”) Form 8-K filed March 23, 2006, Smart Online’s auditor, Goldstein Golub Kessler (“GGK”) resigned on March 17, 2006.  From the time GGK was engaged as the Company’s independent auditors on November 15, 2005 to the date of the termination of that relationship on March 16, 2006, there have been no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation SK) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which would have caused GGK to make reference to the subject matter in connection with its report, and there have been no “reportable events” (as that term is used in Item 304(a)(1)(v) of Regulation SK). The Audit Committee of Smart Online is in the process of engaging a new audit firm.  Once engaged, we anticipate that the new firm will require at least several weeks to plan and conduct its audits in accordance with Generally Accepted Auditing Standards, and could take even longer. It is anticipated that the Company’s Form 10-K will not be filed by the April 15, 2006 extension date.

PART IV - OTHER INFORMATION

            (1)            Name and telephone number of person to contact in regard to this notification:

Nicholas Sinigaglia	(919)	765-5000
(Name)	(Area Code)	(Telephone Number)

            (2)            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒  Yes ☐  No

            (3)            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes ☐  No

            If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is evaluating several Investor Relations contracts entered into in the 4th quarter of 2005. There is a potential 4th quarter charge of approximately $10.2m ($500k in cash and $9.7m in stock). The final accounting for this transaction is still under review.

Revenue for the year ended December 31, 2005 is expected to be reported as $2.7m as compared to $1.0m for 2004, which represents a 170% increase from 2004. The Company completed two acquisitions in the 4th quarter of 2005. Those new subsidiaries added approximately $1.3m of revenue and approximately $402,000 of net income to the consolidated income statement. Excluding the effect of the subsidiaries, revenue increased approximately $350,000 in 2005 as compared to 2004 primarily as a result of increased syndication fees. Net loss attributable to common stockholders for 2005 is expected to be reported as approximately $15.6m as compared to $8.3m in 2004 primarily as a result of the aforementioned $10.2m Investor Relations charge, although the final accounting is still subject to review.  Of this $10.2m charge, approximately $9.7m was paid in stock and is a non-cash charge.

SMART ONLINE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006	By:/s/ Nicholas Sinigaglia Nicholas Sinigaglia Chief Financial Officer

INSTRUCTION.  This form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.